DAWN PACIFIC MANAGEMENT LTD.

Suite 400, 455 Granville Street, Vancouver, BC., V6C 1T1

Ph(604) 682-3701 Fax: (604) 682-3600 email: dawnpacific@telus.net

June 30, 2003

B.C. Securities Commission
P.O. Box 10142 Pacific Centre
701 W. Georgia Street Vancouver, BC

Dear Sirs:

Re: Avino Silver & Gold Mines Ltd.

We enclose herewith for filing with your office, the above referenced company’s British Columbia Form 51-901F and Interim Financial Statement for the period ended April 30, 2003.

We confirm that on the above date the attached material was forwarded by pre-paid first class mail to all persons on the supplemental list of the Company and the registered shareholder list of the Company.

Yours truly,

“Andrea Regnier”

Andrea Regnier
President

Cc: Alberta Securities Commission

TSX Venture Exchange
Avino Silver & Gold Mines Ltd.